SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

  Amendment No. 9
To
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

MARATHON PATENT GROUP, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

56585W203
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

(Page 1 of 10 Pages)

CUSIP No. 56585W203

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 237,496 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 808,932 (2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 237,496 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 808,932 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,046,428 (1) (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.38% (13,783,768 shares of Common Stock outstanding as of December 31, 2014)
12	TYPE OF REPORTING PERSON* IN

(1)
Includes 170,830 shares of the Issuer’s common stock, par value $0.0001 per share (the “Common Stock”), 66,666 shares of Common Stock underlying Series B Convertible Preferred Stock and exclude 42,564 shares of Common Stock underlying warrants due to a blocker that prevents conversion in excess of 4.99% of the number of outstanding shares of Common Stock.

(2)
Includes 15,384 shares of Common Stock held by the Barry and Renee Honig Charitable Foundation, Inc. (the “Foundation”) and 23,076 shares of Common Stock underlying warrants held by the Foundation; 87,092 shares of Common Stock held by GRQ Consultants, Inc. (“GRQ”), 200,000 shares of Common Stock underlying Series B Convertible Preferred Stock held by GRQ and 1,924 shares of Common Stock underlying warrants held by GRQ; 135,060  shares of Common Stock held by the GRQ Consultants, Inc. 401k Plan (the “GRQ 401k Plan”)  and  72,308 shares of Common Stock underlying warrants held by the GRQ 401k Plan; 54,392 shares of Common Stock held by the GRQ Consultants, Inc. Defined Benefit Plan (the “GRQ Defined Plan”); 196,692 shares of Common Stock held by the GRQ Consultants, Inc. Roth 401k Plan (the “GRQ Roth 401k Plan”) and  23,004 shares of Common Stock underlying warrants held by the GRQ Roth 401k Plan. Mr. Honig is the President of GRQ and the trustee of the Foundation, the GRQ 401k Plan, the GRQ Defined Plan and the GRQ Roth 401k Plan and is deemed to hold voting and dispositive power over shares held by such entities.

CUSIP No. 56585W203

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry and Renee Honig Charitable Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 38,460 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 38,460 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,460 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.28% (based on 13,783,768 shares of Common Stock outstanding as of December 31, 2014)
12	TYPE OF REPORTING PERSON* CO

(1)	Includes 15,384 shares of Common Stock and 23,076 shares of Common Stock underlying warrants.

CUSIP No. 56585W203

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 289,016 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 289,016 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,016 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.07% (based on 13,783,768 shares of Common Stock outstanding as of December 31, 2014)
12	TYPE OF REPORTING PERSON* CO

(1)	Includes 87,092 shares of Common Stock, 200,000 shares of Common Stock underlying Series B Convertible Preferred Stock and 1,924 shares of Common Stock underlying warrants.

CUSIP No. 56585W203

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. 401k Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 207,368 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 207,368(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 207,368 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.50% (based on 13,783,768 shares of Common Stock outstanding as of December 31, 2014)
12	TYPE OF REPORTING PERSON* OO

(1)	Includes 135,060 shares of Common Stock and 72,308 shares of Common Stock underlying warrants.

CUSIP No. 56585W203

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Defined Benefit Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 54,392
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 54,392

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,392
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.39% (based on 13,783,768 shares of Common Stock outstanding as of December 31, 2014)
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 56585W203

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Roth 401k Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 219,696 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 219,696 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,696 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.59% (based on 13,783,768 shares of Common Stock outstanding as of December 31, 2014)
12	TYPE OF REPORTING PERSON* OO

(1)	Includes 196,692 shares of Common Stock and 23,004 shares of Common Stock underlying warrants.

Item 1(a).                   Name of Issuer:

Marathon Patent Group, Inc. (the “Issuer”)

Item 1(b).                 Address of Issuer's Principal Executive Offices:

11100 Santa Monica Blvd., Ste. 380
Los Angeles, CA 90025

Item 2(a).                 Name of Person Filing.

The statement is filed on behalf of Barry Honig, the Barry and Renee Honig Charitable Foundation, Inc. (the “Foundation”), GRQ Consultants, Inc. (“GRQ”), GRQ Consultants, Inc. 401k Plan (the “GRQ 401k Plan”), GRQ Consultants, Inc. Defined Benefit Plan (the “GRQ Defined Plan”) and GRQ Consultants, Inc. Roth 401k Plan (the “GRQ Roth 401k Plan”).

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).                 Citizenship.

United States/Florida

Item 2(d).                 Title of Class of Securities.

Common Stock, par value $0.0001.

Item 2(e).                 CUSIP Number.

56585W203

Item 3.             Type of Person

Not applicable.

Item 4.                     Ownership.

(a) Amount beneficially owned:  1,046,428 (1)(2).

(b) Percent of class: 7.38% (based on 13,783,768 shares of Common Stock outstanding as of December 31, 2014).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 237,496 (1).

(ii) Shared power to vote or to direct the vote:  808,932 (2).

(iii) Sole power to dispose or to direct the disposition of: 237,496 (1).

(iv) Shared power to dispose or to direct the disposition of:  808,932 (2).

(1)
Includes 170,830 shares of the Issuer’s Common Stock, 66,666 shares of Common Stock underlying Series B Convertible Preferred Stock and exclude 42,564 shares of Common Stock underlying warrants due to a blocker that prevents conversion in excess of 4.99% of the total outstanding shares of Common Stock.

(2)
Includes 15,384 shares of Common Stock held by the Foundation and 23,076 shares of Common Stock underlying warrants held by the Foundation; 87,092 shares of Common Stock held by GRQ, 200,000 shares of Common Stock underlying Series B Convertible Preferred Stock held by GRQ and 1,924 shares of Common Stock underlying warrants held by GRQ; 135,060  shares of Common Stock held by the GRQ 401k Plan  and  72,308 shares of Common Stock underlying warrants held by the GRQ 401k Plan; 54,392 shares of Common Stock held by the GRQ Defined Plan; 196,692 shares of Common Stock held by the GRQ Roth 401k Plan and  23,004 shares of Common Stock underlying warrants held by the GRQ Roth 401k Plan. Mr. Honig is the President of GRQ and the trustee of the Foundation, the GRQ 401k Plan, the GRQ Defined Plan and the GRQ Roth 401k Plan and is deemed to hold voting and dispositive power over shares held by such entities.

Item 5.                 Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                 Notice of Dissolution of Group.

Not applicable.

Item 10.               Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015	By:	/s/ Barry Honig
Barry Honig

Barry and Renee Honig Charitable Foundation, Inc.
Date: February 13, 2015	By:	/s/ Barry Honig
Barry Honig, President

GRQ Consultants, Inc.
Date: February 13, 2015	By:	/s/ Barry Honig
Barry Honig, President

GRQ Consultants, Inc. 401k Plan
Date: February 13, 2015	By:	/s/ Barry Honig
Barry Honig, Trustee

GRQ Consultants, Inc. Defined Benefit Plan
Date: February 13, 2015	By:	/s/ Barry Honig
Barry Honig, Trustee

GRQ Consultants, Inc. Roth 401K Plan FBO Barry Honig
Date: February 13, 2015	By:	/s/ Barry Honig
Barry Honig, Trustee